June 20, 2005


By facsimile to (858) 550-6420 and U.S. Mail


Mr. Russel H. McMeekin
President and Chief Executive Officer
Mikohn Gaming Corporation, d/b/a Progressive Gaming International
Corporation
920 Pilot Road
Las Vegas, NV 89119

RE:	Mikohn Gaming Corporation, d/b/a Progressive Gaming
International Corporation
	Pre-effective Amendment 1 to Registration Statement on Form
S-4
	Filed June 3, 2005
	File No. 333-124311

Dear Mr. McMeekin:

      We reviewed the filing and have the comments below.

Summary of the Proxy Statement/Prospectus, page 4

1. Refer to prior comments 9-13. If true, indicate in the tabular presentation on page 6 that the maximum transaction shares of 1,865,080 are divided into VirtGame`s fully diluted common shares of
61,673,490 to obtain the common stock exchange ratio.

2. Refer to prior comments 9-13. The common stock exchange ratio of
..03024 in the tabular presentation on page 6 differs from that of
0.0392 in the column under "Illustration above" on page 7. Please reconcile.

3. Refer to prior comment 20. Quantify the number of unvested options subject to acceleration that the VirtGame board members have.
We note also that recent trading prices for Progressive common stock have been above $13.00. Revise the disclosure to reflect that fact.


Material United States Federal Income Tax Consequences, page 13

4. Disclose counsels` opinions, and identify the counsels. Delete the language that "it is expected that the two mergers...will qualify as a reorganization."

Other Business; Adjournments, page 32

5. You suggest that proxy holders will be able to use discretionary authority to vote for the meeting`s adjournment or postponement. We consider the vote to adjourn a meeting to solicit additional votes to be a substantive matter over which proxy holders may not exercise discretionary authority. Revise to clarify that proxy holders will not use proxies for that purpose. Alternatively, include a separate box on the form of proxy to allow VirtGame`s stockholders to vote for or against an adjournment under those circumstances.

Background of the Transaction, page 34

6. In the third paragraph on page 34, disclose why you chose
Progressive as a potential business combination candidate.

7. We note the disclosure on page 35 that Merriman provided analyses about the value of VirtGame`s assets in connection with reviewing candidates for business combinations. If Merriman provided a report, opinion, or appraisal relating to the merger, Item 14(b)(6) of
Schedule 14A requires that you provide the information under Item 1015(b) of Regulation M-A. Please revise or advise.

Opinion of VirtGame`s Financial Advisor, page 40

8. Provide more detail about each analysis that Trenwith performed.
For example,

* Explain what the income approach to value is and what numbers
Trenwith used to come up with the range of values.

* Disclose the numbers that Trenwith used to come up with the range of values for the recent industry transaction analysis.

* Disclose the numbers that Trenwith used to come up with the range of values for the guideline company analysis.

* Disclose the numbers that Trenwith used to come up with the net operating loss carry forwards.

Income Approach/Discounted Cash Flow, page 41

9. Refer to prior comment 41. Specify the discount rate used by Trentwith in its discounted cash flow analysis. Further, explain why
Trenwith selected the specific discount rate.

Transaction Method, page 41

10. Refer to prior comment 41. Specify the total invested capital to revenue multiples observed by Trenwith in its transaction method analysis. Clarify to what extent Trenwith considered all 93 identified transactions relevant to VirtGame`s acquisition by Progressive.

Material United States Federal Income Tax Consequences, page 42

11. Refer to prior comments 42 and 53.  Since VirtGame`s counsel
and
Progressive`s counsel have elected to file short form tax
opinions,
the opinions must state clearly that the discussion in this subsection constitutes counsels` opinions. The opinions should not merely state that the discussion in the proxy statement/prospectus "summarizes" or "correctly describes" the material United States federal income tax consequences. Thus, revise the first sentence on page 2 of exhibit 8.1 and under (ii) in the last paragraph on page
1
of exhibit 8.2.

12. Delete the language "only a general summary" from the uppercase paragraph on page 45 that could be read to imply that VirtGame`s stockholders cannot rely on the disclosure.

Other Approvals, page 46

13. We note the disclosure that "it is possible that Progressive and
VirtGame may not be able to obtain any required approvals or actions." Clarify whether it is the intention of Progressive and VirtGame not to complete the transaction in those circumstances. We note the disclosure on pages 9-11 and 58-60 that specified closing conditions can, to the extent legally permissible, be waived by written mutual consent, in writing by Progressive, or in writing by
VirtGame.


Comparison of Stockholder Rights and Corporate Governance Matters, page 63

14. Remove the statement that the information is this summary is "qualified in its entirety" by reference to information outside the prospectus. See Rule 411(a) of Regulation C under the Securities
Act.

Unaudited Pro Forma Condensed Consolidated Statement of
Operations,
page 84

15. We read your response to prior comment 46. For the employee costs, tell us whether the purchase agreement provides for the termination of the VirtGame employees who have been included in the adjustment to eliminate employee salaries, benefits, and stock compensation and whether the purchase agreement stipulates that the effective date of their terminations is before or on the date the acquisition is completed. If the purchase agreement does not state these provisions, we do not believe that these adjustments would be factually supportable. Thus, they would be an inappropriate pro forma adjustment.

16. We read your response to prior comment 46. For the contractually-based rent, utilities, professional fees, and other operating costs, we believe that the timing and effect of the related contract terminations are too uncertain to meet the criteria for pro forma adjustments as stated in Article 11 of Regulation S-X and are more akin to a forecast. Thus, revise adjustment (a) to remove the effects of eliminating rent, utilities, professional fees, and other operating costs in connection with the transaction. If these contractually-based costs are likely to have a material effect on future financial statements of the combined entity, disclose this forecasted information in the notes to unaudited pro forma condensed consolidated financial statements.

17. We read your response to prior comment 48 and reviewed the revision to your unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2004. It appears that
Progressive`s historical basic weighted average shares should be 21,884, as opposed to 21,844, as indicated in your annual report on
Form 10-K for fiscal year ended December 31, 2004. Revise appropriately the Progressive historical and "as adjusted" columns.

Notes to Unaudited Pro Forma Condensed Consolidated Financial
Statements, page 85

18. We your response to prior comment 50 and have reviewed the revision to note 1(g) to the unaudited pro forma condensed consolidated balance sheet. Based on the note, the date of the announcement of the acquisition of VirtGame was February 18, 2005. However, the current report on Form 8-K that was filed on February 23, 2005 indicates that the date of the announcement was February 22,
2005. Since the date of the announcement drives the average share price that determines the fair value of the acquisition, reconcile these dates and revise your notes as appropriate.

Where You Can Find More Information, page 102

19. The Commission has relocated its headquarters facility to Station
Place, 100 F Street, N.E., Washington, DC 20549. The Commission`s public reference room is located in Room 5080 at that address.
Revise this section`s first and second paragraphs.

Exhibit 5.1

20. Under 2, revise to opine that the balance share rights are a legal, binding obligation of Progressive.

Exhibits 8.1 and 8.2

21. Delete the word "generally" under (ii) in the first full paragraph on page 2 of exhibit 8.1 and under (ii) in the last paragraph on page 1 of exhibit 8.2. Alternatively, describe the basis for any uncertainty of the United States federal income tax consequences for VirtGame`s stockholders.

Exhibit 99.2

22. Refer to prior comment 54. While we do not object if any person whose profession gives authority to a statement made by him who is named as having prepared or certified any part of the registration statement does not admit expressly in the consent that he is an expert within the meaning of section 7 of the Securities Act, it is inappropriate for the person to deny or disclaim that he is an expert within section 7. Please revise.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, Progressive may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Progressive thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.


	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Progressive and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Progressive requests acceleration of the registration statement`s effectiveness, Progressive should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Progressive from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Progressive may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the
Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Progressive provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Dale
Welcome,
Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting
Branch Chief, at (202) 551-3768.  You may

direct questions on other comments and disclosure issues to Edward
M.
Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Steven M. Przesmicki, Esq.
	Charles S. Kim, Esq.
	Cooley Godward LLP
	4401 Eastgate Mall
	San Diego, CA 92121

	Daniel Donahue, Esq.
	Preston Gates & Ellis LLP
	1900 Main Street, Suite 600
	Irvine, CA 92614



Mr. Russel H. McMeekin
June 20, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE